Valaris Limited

Clarendon House, 2 Church Street

Hamilton, Bermuda HM 11

44 (0) 20 7659 4660

July 15, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Valaris Limited Registration Statement on Form S-1 File No. 333-257022

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, Valaris Limited, a Bermuda exempted company, on behalf of itself and each of the co-registrant subsidiary guarantors, hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-257022, as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m., Eastern Time, on July 19, 2021, or as soon thereafter as practicable.

Please contact Julian J. Seiguer, P.C. and Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3334 and (713) 836-3647, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Valaris Limited

By:	/s/ Jonathan H. Baksht
Name:	Jonathan H. Baksht
Title:	Executive Vice President and Chief Financial Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Michael W. Ridgon, Kirkland & Ellis LLP

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